October 31, 2024

Nick Bhargava
Chief Financial Officer
Groundfloor Finance Inc.
1201 Peachtree St NE, Suite 1104-400
Atlanta, GA 30361

       Re: Groundfloor Finance Inc.
           Post Qualification Amendment to Offering Statement on Form 1-A Filed October 18, 2024
           File No. 024-12013
Dear Nick Bhargava:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024 letter.

Form 1-A POS filed October 18, 2024
Plan of Distribution, page 71

1. We note your revised disclosure in response to prior comment 8 that in the event a subscription is rejected, the Company will provide notification within two business days of the end of the offering period. Given, it appears, you may have a 90 day offering period to process subscription requests and can reject a subscription for any reason and may terminate the offering, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. October 31, 2024
Page 2
Consolidated Financial Statements, page 76

2. Please update your filing to include interim financial statements as of a date no earlier than six months after the most recently completed fiscal year end. Reference is made to Regulation A, Part F/S(b)(3)(B).

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Brian S. Korn, Esq.